Play LA Inc. enters into Agreement to Acquire NFC Data Inc.

TORTOLA, British Virgin Islands – December 12, 2012 –   Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that the Company has entered into a Share Purchase Agreement with NFC Data Inc., in a transaction that would see the Company exchange shares and acquire the business and assets of NFC Data Inc.

NFC Data Inc. develops solutions and technologies utilizing Near Field Communications. NFC Data Inc. is developing a platform to enable the use of NFC in high margin environments, such as toys, advertising, promotions, gaming and payments. NFC is a proven, world-wide standardized technology that is currently used for entry access, gaming, phone-to-phone data transfer, payment processing, and interactive marketing.

The Company expects the acquisition to close in early 2013.

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a global network of multi-language websites.  The Company currently owns and operates 14 websites that reach hundreds of thousands of people across the UK and Europe each month, who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

Company Contact:
Play LA Inc.
David Hallonquist
www.playlainc.com
246-431-0493